

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2024

I-Fa Chang
Chief Executive Officer
Aimfinity Investment Corp. I
221 W 9th St, PMB 235
Wilmington , Delaware

      Re: Aimfinity Investment Corp. I
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-41361

Dear I-Fa Chang :

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Industrial Applications and Services

cc: Ze'-ev D. Eiger, Esq